                                                               Page 1 of 8 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1

                                 SONOSITE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    83568G104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_| Rule 13d-1(b)
                  |X| Rule 13d-1(c)
                  |_| Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                                               Page 2 of 8 Pages

                                  SCHEDULE 13G

--------------------------------------------------------------------------------
CUSIP NO. 83568G104
          ---------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

      HealthCor Management, L.P.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

  1   20-2893681
----- --------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|

  2                                                                    (b) |X|
----- --------------------------------------------------------------------------
      SEC USE ONLY

  3
----- --------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

  4   Delaware
--------------------------------------------------------------------------------
                             SOLE VOTING POWER

                        5    0
                     ------ ----------------------------------------------------
      NUMBER OF             SHARED VOTING POWER
       SHARES
    BENEFICIALLY       6    325,000
      OWNED BY       ------ ----------------------------------------------------
        EACH                SOLE DISPOSITIVE POWER
     REPORTING
       PERSON          7    0
        WITH         ------ ----------------------------------------------------
                            SHARED DISPOSITIVE POWER

                       8    325,000
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  9                         325,000
----- --------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|

 10
----- --------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 11   2.1%
----- --------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*

 12   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 8 Pages

SCHEDULE 13G

--------------------------------------------------------------------------------
CUSIP NO. 83568G104
          ---------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON

        Arthur Cohen

  1   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
----- --------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|

  2                                                                     (b) |X|
----- --------------------------------------------------------------------------
      SEC USE ONLY

  3
----- --------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

  4   United States
--------------------------------------------------------------------------------
                           SOLE VOTING POWER

                       5   0
                     ----- -----------------------------------------------------
      NUMBER OF            SHARED VOTING POWER
       SHARES
    BENEFICIALLY       6   325,000
      OWNED BY       ----- -----------------------------------------------------
        EACH               SOLE DISPOSITIVE POWER
     REPORTING
       PERSON          7   0
        WITH         ----- -----------------------------------------------------
                           SHARED DISPOSITIVE POWER

                       8   325,000
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  9                         325,000
----- --------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|

 10
----- --------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 11   2.1%
----- --------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*

 12   IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 8 Pages

SCHEDULE 13G

--------------------------------------------------------------------------------
CUSIP NO. 83568G104
          ---------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

      Joseph Healey

  1   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
----- --------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|

  2                                                                  (b) |X|
----- --------------------------------------------------------------------------
      SEC USE ONLY

  3
----- --------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

  4   United States
--------------------------------------------------------------------------------
                           SOLE VOTING POWER

                       5   0
                     ----- -----------------------------------------------------
       NUMBER OF           SHARED VOTING POWER
        SHARES
     BENEFICIALLY      6   325,000
       OWNED BY      ----- -----------------------------------------------------
         EACH              SOLE DISPOSITIVE POWER
      REPORTING
        PERSON         7   0
         WITH        ----- -----------------------------------------------------
                           SHARED DISPOSITIVE POWER

                       8   325,000
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  9                         325,000
----- --------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|

 10
----- --------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 11   2.1%
----- --------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*

 12   IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 8 Pages

Item 1(a).        Name of Issuer: Sonosite, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                        21919 30th Drive S.E.
                        Bothell, WA 98021-3904

Item 2(a, b, c).  Name of Persons Filing, Address of Principal Business Office,
                  Citizenship:

                  (i)   HealthCor Management, L.P., a Delaware limited
                        partnership; Carnegie Hall Tower, 152 West 57th Street,
                        47th Floor, New York, New York 10019;

                  (ii)  Joseph Healey; Carnegie Hall Tower, 152 West 57th
                        Street, 47th Floor, New York, New York 10019; and

                  (iii) Arthur Cohen, 12 South Main Street, #203 Norwalk, CT
                        06854. Both Mr. Healey and Mr. Cohen are United States
                        citizens.

Item 2(d).        Title of Class of Securities: common stock, par value $0.01 per share (the "Common Stock")

Item 2(e).        CUSIP Number: 83568G104

Item 3.           Not Applicable.

Item 4.           Ownership.

               1. HealthCor Management, L.P.

                  (a)  Amount beneficially owned: 325,000 shares.

                  (b)  Percent of class: 2.1%. The percentage of Common Stock reported as beneficially owned is based upon 15,776,269
                       shares outstanding as reported by the Issuer on its
                       Quarterly Report on Form 10-Q filed on November 9, 2005,
                       for the quarter ended September 30, 2005.

                  (c)  Number of shares as to which such person has:

                       (i)   Sole power to vote or to direct the vote: 0

                       (ii)  Shared power to vote or to direct the vote: 325,000
                             shares.

                       (iii) Sole power to dispose or to direct the disposition
                             of: 0

                       (iv)  Shared power to dispose or to direct the
                             disposition of: 325,000 shares.

               2. Joseph Healey

                  (a)  Amount beneficially owned: 325,000 shares.

                  (b)  Percent of class: 2.1% (determined as set forth in
                       paragraph 1(b) of this Item 4)

                  (c)  Number of shares as to which such person has:

                       (i)   Sole power to vote or to direct the vote: 0

                       (ii)  Shared power to vote or to direct the vote: 325,000
                             shares.

                       (iii) Sole power to dispose or to direct the disposition
                             of: 0

                                                               Page 6 of 8 Pages

                       (iv)  Shared power to dispose or to direct the
                             disposition of: 325,000 shares.

               3. Arthur Cohen

                  (a)  Amount beneficially owned: 325,000 shares.

                  (b)  Percent of class: 2.1% (determined as set forth in
                       paragraph 1(b) of this Item 4)

                  (c)  Number of shares as to which such person has:

                       (i)   Sole power to vote or to direct the vote: 0

                       (ii)  Shared power to vote or to direct the vote: 325,000
                             shares.

                       (iii) Sole power to dispose or to direct the disposition
                             of: 0

                       (iv)  Shared power to dispose or to direct the
                             disposition of: 325,000 shares.

Item 5.        Ownership of Five Percent or less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
               beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               The Common Stock reported herein is held by certain accounts managed by HealthCor Management, L.P. in a fiduciary or
               representative capacity. Accordingly, persons other than the reporting persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities; however, no such person has an interest that relates to more than five percent of the class.

Item 7.        Identification and Classification of the Subsidiary Which
               Acquired the Security Being Reported on By the Parent Holding
               Company or Control Person.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

                                                               Page 7 of 8 Pages

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a
               participant in any transaction having that purpose or effect.

                            [SIGNATURE PAGE FOLLOWS:]

                                                               Page 8 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 9, 2006

                            HEALTHCOR MANAGEMENT, L.P.

                            By:  HealthCor  Associates,  LLC, general partner of
                                 HealthCor Management, L.P.

                                 By: /s/ Arthur Cohen
                                     ----------------
                                 Name: Arthur Cohen
                                 Title: Manager

                                 By: /s/ Joseph Healey
                                     -----------------
                                 Name: Joseph Healey
                                 Title: Manager

                            /s/ Joseph Healey
                            -----------------
                            JOSEPH HEALEY, Individually

                            /s/ Arthur Cohen
                            ----------------
                            ARTHUR COHEN, Individually